BRF S.A.

PUBLICLY-TRADED COMPANY

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

ANNOUNCEMENT TO THE MARKET

BRF S.A. (“BRF” or "Company") (B3: BRFS3; NYSE: BRFS), informs its shareholders and the market in general that, on this date, settled its fifth (5th) issuance of simple, non-convertible into shares, unsecured debentures, in three (3) series, for private placement (“Debentures” and “Private Placement”, respectively), in the total amount of R$ 2,000,000,000;00 (two billion reais).

The Debentures were subject to Private Placement with ECO Securitizadora de Direitos Creditórios do Agronegócio S.A. (“Securitization Company”), in the context of its 332nd issuance of agribusiness receivables certificates, in 3 series, backed by agribusiness credit rights arising from the Debentures, for public distribution to the public in general, pursuant to article 26, item VIII, “c”, and article 27, of CVM Resolution 160/2022, and of CVM Resolution 60/2021.

The Securitization Company subscribed 2 million Debentures, consisting of (i) 140 thousand Debentures of the first series ("DI Debentures"); (ii) 925 thousand Debentures of the second series ("Pre-fixed Debentures”); and (iii) 935 thousand Debentures of the third series ("IPCA Debentures”), with par value of R$ 1 thousand each, in the total amount of R$ 2 billion. The DI Debentures will mature on June 14, 2029, the Pre-fixed Debentures will mature on June 13, 2031 and the IPCA Debentures will mature on June 14, 2034.

The transaction is in line with the Company's debt profile management strategy optimizing the maturity/cost relation of its debt instruments.

São Paulo, June 27th, 2024

Fábio Luis Mendes Mariano

Chief Financial and Investor Relations Officer

BRF S.A